FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March, 2004

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Table of Contents
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
VOTING INFORMATION	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	3
Confidentiality of Voting	3
Voting Shares and Principal Holders Thereof	3
BUSINESS OF THE MEETING	3
1. Financial Statements	3
2. Election of Directors	3
Nominees for Election to the Board of Directors	4
3. Appointment of Auditors	6
Fees Paid to Ernst & Young LLP	6
4. Amendments to, continuing and ratifying, confirming and approving the Shareholder Rights Plan	6
5. Other Matters	11
DIRECTOR AND EXECUTIVE OFFICER COMPENSATION	12
Board of Directors’ Compensation /Attendance	12
Executive Compensation Strategy	14
Indebtedness of Directors and Officers	21
Change of Control Agreements	21
OTHER INFORMATION	22
Comparative Shareholder Return	22
Directors' and Officers' Insurance	22
Reports of Committees of the Board	23
Report of the Audit and Environment Committee	23
Report of the Nominating and Corporate Governance Committee	25
Report of the Human Resources Committee	26
Corporate Governance	27
Additional Information	27
2005 Annual Meeting of Shareholders - Shareholder Proposals	27
Directors' Approval	28
APPENDIX 1 - Shareholder Rights Plan Resolution	29
APPENDIX 2 - Statement of Corporate Governance Practices	30

TransAlta Corporation

     110 – 12th Avenue SW

 Box 1900, Station “M”

Calgary, Alberta T2P 2M1

 (403) 267-7110

 www.transalta.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT PROXY CIRCULAR

Notice To Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of holders of common shares of TransAlta Corporation (“TransAlta” or the “Company”) will be held in the Safari Lodge Canada Room of the Calgary Zoo, 1300 Zoo Road N.E., Calgary, Alberta T2E 7V6, Friday, April 30, 2004 at 11:00 a.m. (local time) for the purpose of:

(a)	receiving the consolidated financial statements of the Company for the year ended December 31, 2003 and the auditors’ report thereon;
(b)	electing directors;
(c)	appointing auditors;
(d)	continuing, ratifying, confirming and approving the Company’s Shareholder Rights Plan; and
(e)	transacting such other business as may properly be brought before the Meeting.

By order of the Board of Directors

Calgary, Alberta March 15, 2004

Alison T. Love Corporate Secretary

If you are unable to be present at the Meeting, please use one of the voting options described in the accompanying proxy. If you choose to vote by mail, proxies must be returned to TransAlta’s Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5, not less than 24 hours prior to the time fixed for holding the Meeting. If you choose to vote by telephone or the Internet, your vote must be cast not less than 48 hours prior to the time fixed for holding the Meeting.

Only shareholders of record at the close of business on March 15, 2004 will be entitled to vote at the Meeting.

VOTING INFORMATION

Solicitation of Proxies

This management proxy circular is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta” or the “Company”) for use at the Annual Meeting (the “Meeting”) of the shareholders of the Company to be held on Friday, April 30, 2004 at 11:00 a.m. (local time), or any adjournment thereof, for the purposes set out in the Notice to Shareholders.

Shareholders who are unable to be present at the Meeting may vote through the use of proxies. If you are a shareholder, you may convey your voting instructions in one of the three ways available to you: use of the paper proxy form to be returned by mail or delivery, use of the telephone voting procedure or use of the Internet voting procedure. By conveying your voting instructions in one of these three ways, you can participate in the Meeting through the person or persons named on the proxy form. Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly. The persons named in the accompanying proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. In the absence of such direction, such shares will be voted (i) in favour of the election of each of the persons proposed to be nominated as directors; (ii) in favour of the appointment of Ernst & Young LLP as auditors of the Company; and (iii) in favour of the continuation, confirmation and approval of the Shareholder Rights Plan.

The paper proxy form is the only voting option by which a shareholder may appoint a person as proxy other than the nominees named on the proxy form.

Mail:

If a shareholder elects to use the paper proxy form, then it must be completed, dated and signed in accordance with the instructions included with the proxy form. It must then be returned to, and received by, CIBC Mellon Trust Company, Transfer Agent and Registrar, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5 not less than 24 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Telephone:

If a shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-877-290-3210 (English and French). A shareholder must follow the instructions of the “Vote Voice” and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed by use of touch-tone selections over the telephone. A shareholder voting by telephone must cast his or her vote not less than 48 hours prior to the time fixed for holding the Meeting (or any adjournment of the Meeting).

Internet:

If a shareholder elects to vote by Internet, then the shareholder must access the Web site: www.proxyvoting.com/transalta

A shareholder must then follow the instructions and refer to the proxy form sent to that shareholder, providing the 13 digit Control Number, located on the back side of the proxy form on the lower left hand side. Voting instructions are then conveyed electronically by the shareholder over the Internet. A shareholder voting by Internet must cast his or her vote not less than 48 hours prior to the time fixed for the holding of the Meeting (or any adjournment of the Meeting). The cost of solicitation will be borne by the Company and will be made primarily by mail. Officers and employees of the Company may solicit proxies without special compensation by telephone, facsimile or in person. Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

Unless otherwise stated, information contained in this information circular is given as at March 15, 2004.

Appointment and Revocation of Proxies

Proxies are revocable. Subject to compliance with the requirements of the following paragraph, the giving of a proxy will not affect the right of a shareholder to attend and vote in person at the Meeting, or any adjournment.

If the prior instructions were submitted by mail, a shareholder giving a proxy may revoke the proxy by instrument in writing addressed to TransAlta Corporation, executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 – 12th Avenue S.W., Calgary, Alberta, T2R 0G7, Attention: Corporate Secretary, not less than 24 hours prior to the time fixed for the Meeting, or any adjournment, at which the proxy is to be used or in person with the chair of the Meeting on the day of the Meeting, or any adjournment, or in any other manner permitted by law. If the instructions were conveyed by telephone or the Internet then conveying new instructions by mail within the time frame set forth above or by telephone or Internet not less than 48 hours prior to the time fixed for the Meeting, or any adjournment, will revoke the prior instructions.

Confidentiality of Voting

Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Company, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the proxy form or otherwise clearly intends to communicate his or her individual position to management of the Company, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

Voting Shares and Principal Holders Thereof

At March 15, 2004, there were outstanding 191,447,866 fully paid and non-assessable common shares of the Company. A shareholder is entitled to one vote for each common share held. To the knowledge of management of the Company there are no persons who beneficially own, directly or indirectly, or exercise control or direction over more than 10 per cent of the common shares of the Company.

Only shareholders of record at the close of business on March 15, 2004 will be entitled to vote at the Meeting.

BUSINESS OF THE MEETING

This Circular contains information relating to the receipt of TransAlta’s audited consolidated financial statements, the election of directors, the appointment of auditors, and the amendment to, and reconfirmation of, the Company’s Shareholder Rights Plan.

1.         Financial Statements

The audited consolidated financial statements of TransAlta for the year ended December 31, 2003, and the report of the auditors thereon will be tabled at the Meeting. These audited consolidated financial statements form part of the 2003 Annual Report of the Company, which was mailed to shareholders with this Notice of Meeting and Management Proxy Circular. Additional copies of the 2003 Annual Report may be obtained from the Corporate Secretary of TransAlta upon request and will be available at the Meeting.

2.         Election of Directors

The Board of Directors is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than three nor more than 19 directors. By resolution of the Board, the number of directors to be elected at the meeting has been fixed at 13, which is the same as the number of directors at present. Each of the persons listed below is proposed to be nominated as a director of the Company to serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.

The current board consists of 13 directors; two of whom, C. Kent Jespersen and Michael M. Kanovsky, joined the Board in January 2004.

The Board has established three committees: the Audit and Environment Committee (“AE Committee”), the Human Resources Committee (“HRC”), and the Nominating and Corporate Governance Committee (“NCGC”). The membership of these committees is set out in the following table.

Unless specified in a paper, telephone or internet proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the election of one or more directors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the election of the proposed nominees listed below, all of whom are now directors of TransAlta.

3.         Appointment of Auditors

The Audit and Environment Committee and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders. Unless specified in a paper, telephone or internet proxy form that the common shares of the Company represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed proxy form to vote FOR the reappointment of Ernst & Young, LLP Chartered Accountants, as auditors of the Company to hold office until the close of the next annual meeting of shareholders.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2003 and December 31, 2002, Ernst & Young LLP and its affiliates were paid $2.369 and $ 2.490 million, respectively, as detailed below:

	Year ended December 31

Ernst & Young LLP	2003	2002
Audit services	$1,015,916	$929,875
Audit related services	143,521	93,249
Tax services	322,496	1,340,231
Non-audit services	886,644	127,000

Total	$2,368,577	$2,490,355

The AE Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In May 2002, that Committee adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the Committee for other permissible categories of non-audit services, such categories being determined under the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”).

Representatives of Ernst & Young LLP will be in attendance at the Meeting, will have the opportunity to make a statement if they so wish and will be available to respond to questions.

4.         Amendments to, continuing and ratifying, confirming and approving the Shareholder Rights Plan

The Company has in place a shareholder rights plan (the “Rights Plan”) under the terms of the Shareholder Rights Plan Agreement dated as of October 13, 1992, as amended, between the Company and CIBC Mellon Trust Company, as Rights Agent (the “Rights Agent”).

The Company has reviewed its Rights Plan for conformity with current practices with respect to shareholder rights plan design and has determined that since May 2001, when the Rights Plan was last approved by shareholders, there have been few, if any, material changes to such rights plan design. On February 20, 2004, the board of directors resolved to continue the Rights Plan with minor amendments by approving a shareholder rights plan agreement dated as of October 13, 1992 and amended and restated as of April 30, 2004 (the “2004 Rights Plan Agreement”). The Rights Plan embodied in the 2004 Rights Plan Agreement is the same in all material aspects as the prior Rights Plan apart from changes to the definition of Lock-up Agreements, which changes are discussed further below.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution, the text of which is set forth in Appendix “1” of this circular (the “Rights Plan Resolution”), to continue and ratify, confirm and approve the Rights Plan. For the Rights Plan to continue in effect after the 2004 Annual and Special Meeting of the shareholders of the Corporation, the Rights Plan Resolution must be passed by the majority vote of shareholders. If the Rights Plan Resolution is not passed by the shareholders, the Rights Plan will terminate.

Objective

The primary objective of the Rights Plan is to provide the board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Company and to provide every shareholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the board.

In adopting the Rights Plan, the board considered the legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares of a corporation.

The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Company:

(a)	Time

Current legislation permits a take-over bid to expire 35 days after it is initiated. While this represents more time than the 21-day period in effect prior to recent amendments to securities laws, the board of directors is of the view that even 35 days may not be sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the common shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or the Acquiring Person, their Associates, and Affiliates, and persons acting jointly or in concert with the Offeror or the Acquiring Person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the board of directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the board of directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

(b)

Pressure to Tender
A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares. This is particularly so in the case of a partial take-over bid for less than all of the common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares. The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

By requiring that a bid remain open for acceptance for a further 10 business days following public announcement that more than 50% of the common shares held by Independent Shareholders have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a take-over bid.

(c)

Unequal Treatment: Full Value

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to essentially all acquisitions of greater than 20% of the common shares, to better ensure that shareholders receive equal treatment.

Summary

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan. A shareholder or any other interested party may obtain a copy of the Rights Plan by contacting the Director, Investor Relations, TransAlta Corporation, Box 1900, Station “M”, 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail ‘investor_relations@transalta.com’.

Effective Date

The effective date of the Rights Plan is December 31, 1992 (the “Effective Date”).

Term

To the close of business on the date of the Company’s 2007 annual meeting.

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each common share outstanding and attaches to each common share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable eight trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right, other than those held by the Acquiring Person, will permit the purchase of $160 worth of common shares for $80.

The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into Lock-up Agreements with the Company’s shareholders (“Locked-up Persons”) whereby such shareholders agree to tender their common shares of the Company to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring. The Lock-up Agreement must either: (i) permit the Locked-up Person to withdraw the common shares of the Company from the lock-up to tender to another bid or to support another transaction that in either case will provide greater value to the shareholder than the Subject Bid; or (ii) permit the Locked-up Person to withdraw from the agreement in order to tender or deposit the common shares to another transaction or to support another transaction that contains an offering price that exceeds the value of the Subject Bid by as much or more than a specified amount as long as the Lock-up Agreement does not provide for a specified amount that exceeds 7% of the value of the Subject Bid. For purposes of clarity, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an Offeror an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

The 2004 Rights Plan Agreement amends the definition of Lock-up Agreement to also provide that any Lock-Up Agreement be made available to the Company and to the public, and that under a Lock-up Agreement no “break up” fees, “top up” fees, penalties, expenses reimbursement or other amounts that exceed in aggregate the greater of: (i) 2½% of the value payable under the Subject Bid; and (ii) 50% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender common shares to the Subject Bid or withdraws common shares previously tendered thereto in order to deposit such common shares to another take-over bid or support another transaction.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the Effective Date and are not to be transferable separately from the common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;
(b)	the take-over bid must be made to all shareholders;
(c)	the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

(d)	if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of

35 days. Under the prior Rights Plan this period was 21 days; the change to 35 days conforms this time period to recent changes in securities legislation.

Waiver

The board of directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of common shares. Where the board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The board of directors with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per common share. Rights may also be redeemed by the board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The board of directors may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the board to act honestly and in good faith with a view to the best interests of the Company. The board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Recommendation of the Board

The board has determined that the Rights Plan continues to be in the best interests of the Company and the shareholders. The board unanimously recommends that shareholders vote in favour of the Rights Plan Resolution.

Unless specified in a form of paper, telephone or internet form that the common shares of the Company represented by the proxy shall be voted against the Rights Plan Resolution respecting continuance and ratification, confirmation and approval of the Rights Plan, it is the intention of the persons designated in the enclosed proxy form to vote FOR the Rights Plan Resolution.

At the Meeting, the resolution set forth in Appendix “1” of this circular will be placed before shareholders for approval.

5.         Other Matters

Management knows of no other matter to come before the Meeting. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. If any other matters which are not known to management properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Board of Directors’ Compensation /Attendance

In 2003, the Board of Directors’ Compensation was as follows:

  annual retainer (1): 2800 common shares or deferred share units (see below);
  annual retainer for the Chair of the Board: $150,000 plus the director’s annual retainer and meeting fees;
  committee chair retainers: $15,000 per year for the Chair of the AE Committee and $10,000 per year for the Chair of the HRC and NCGC; (2)
  directors’ meeting fees were paid only to non-employee directors;
  board and committee meeting fee: $1500 per meeting attended, in person or by phone, which fees were paid to all directors, whether resident in Canada or elsewhere; (3)
  non-employee directors may be asked by the Chair of the Board, from time to time, to take on specific commitments and then will be compensated as agreed, although no such amounts were paid in respect of the 2003 fiscal year;
  related travel and out-of-pocket expenses were reimbursed; and
  travel day fees: $1,500 for directors having to travel more than 1,000 km from their principal residence to a meeting, and $3,000 for directors having to travel more than 7,500 km from their principal residence to a meeting.

Notes:

(1)	The annual board retainer was increased on January 1, 2003, in order to provide competitive compensation.
(2)	The retainers paid to the Chairs of the Committees were increased on January 1, 2003, in light of the increased time commitment required and additional duties and responsibilities.
(3)	Prior to January 1, 2003, foreign directors were paid the same face amounts in U.S. dollars.

Directors’ Shareholding Requirements

To ensure that directors’ compensation is aligned with shareholders’ interests:

  the director’s annual retainer must be paid in common shares of TransAlta (purchased on the open market) or in deferred share units (“DSUs”). Directors are required to hold three times their annual retainer in either common shares or DSUs within three years of their appointment to the Board;
  a DSU is a bookkeeping entry having the same value as one common share of the Company, but is not paid out until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Company throughout the director’s period of board service. The directors’ DSU accounts are credited with units equivalent to cash dividends paid on common shares. Upon retirement, the director will receive a cash amount equal to the value of the DSUs held by such director, based on the market value of the Company’s common shares at that time, minus applicable taxes; and
  as at December 31, 2003, the accrual in respect of DSUs currently outstanding to directors was $1,019,258.

Shareholdings of Directors

  total common shares held by non-employee directors as at March 15, 2004: 101,890;
  total DSUs held by non-employee directors as at March 15, 2004: 52,155; and
  total value of common shares and DSUs held by non-employee directors: $2,797,457.(1)

Note:

(1) Based on the closing price of TransAlta’s common shares on the Toronto Stock Exchange as of March 15, 2004 ($18.16).

Summary of Board and Committee Meetings Held
For the 12-month period ended December 31, 2003

Meeting Type	Totals

Board	9
Audit and Environment Committee	8
Human Resources Committee	9
Nominating and Corporate Governance Committee	4

Total number of meetings held	30

Summary of Attendance of Directors
For the 12-month period ended December 31, 2003
Director	Board Meetings Attended	Committee Meetings Attended

William Anderson	8 of 9	5 of 5
Stanley Bright	9 of 9	17 of 17
Dr. Roderick Deane (1)	7 of 8	4 of 6
Jack Donald	9 of 9	11 of 13
Timothy Faithfull (2)	1 of 1	N/A
John Ferguson	9 of 9	18 of 21
Gordon Giffin	9 of 9	4 of 4
Christopher Hampson (3)	5 of 5	4 of 4
Charles Hantho (3)	5 of 5	7 of 7
Louis Hyndman	8 of 9	9 of 11
Kent Jespersen (4)	N/A	N/A
Michael Kanovsky (4)	N/A	N/A
Donna Soble Kaufman	9 of 9	13 of 13
John Lane	9 of 9	12 of 12
Stephen Snyder (5)	9 of 9	N/A
Ralph Thrall, Jr. (3)	5 of 5	4 of 4
Luis Vazquez Senties	9 of 9	4 of 5

Notes:

(1)	Dr. Deane resigned as a director on August 31, 2003.
(2)	Mr. Faithfull joined the Board on August 1, 2003.
(3)	Messrs. Hampson, Hantho and Thrall, Jr. retired from the Board at the April 30, 2003 annual meeting of shareholders.
(4)	Messrs. Jespersen and Kanovsky joined the Board on January 12, 2004. They did not attend any meetings in 2003.
(5)	As president and chief executive officer of the Company, Mr. Snyder is not a member of any board committees but attends committee meetings, in whole or in part, as appropriate, at the request of the Board.

Executive Compensation Strategy

The compensation program for TransAlta’s executives is based on its Total Rewards Strategy and is designed to:

  align the immediate, medium-term and long-term actions of the executive team with the annual, medium-term and long-term interests of the shareholders;
  attract and retain highly capable executives from the North American energy sector; and
  engage the leadership team by defining and rewarding performance for achieving a balance of Company-wide and business unit goals.

Base pay, annual incentives, medium and long-term incentives, benefits, retirement programs and related rewards are designed within this overall strategy.

The Company gathers and compiles competitive remuneration data from external surveys and independent consulting firms using a cross section of comparable Canadian and U.S. based organizations primarily in the power generation and energy sectors in which the Company competes for executive talent. The comparator group is reviewed regularly to ensure it continues to reflect the Company’s executive talent labour market.

TransAlta designs its base pay, annual incentive compensation and medium and long-term compensation plans to pay at the 50th percentile reward level of its comparator group when the Company, each business unit and the individual meet their respective goals, and up to the 75th percentile of competitive reward levels when both the individual, the business unit and the Company substantially exceed their goals.

Program Components

Base Pay for each executive is reviewed annually to ensure it properly reflects a balance of market conditions, the levels of responsibility and accountability of each individual, his or her unique talents, capabilities and level of sustained performance, and the fiscal resources of the Company.

Annual Incentives are reviewed annually and designed around the fiscal year’s business strategies and performance targets. They combine measures that reflect a blend of financial and operational Company-wide, business unit and individual goals. These performance measures typically include earnings, cash flow, cost management, power plant availability, optimization and protection of physical assets, prudent trading, and meeting acquisition and development program targets.

For 2003, for the Annual Incentive Component, the Company set several key performance measures: at the corporate level - Earnings Per Share (“EPS”) relating to ongoing operational results, and Cash Flow; for the Generation and Technology groups - cost management and plant availability; for Corporate Development and Marketing groups –Gross Margin; and for corporate groups, cost management. Other performance measures related to specific projects are used where appropriate.

For 2004, the Company has set three key performance measures: at the corporate level - EPS, and Cash Flow; at the asset (e.g. plant) level - earnings before interest and taxes (“EBIT”). Other performance measures related to specific projects are used where appropriate.

At the beginning of each year, for each executive officer and employee participating in the Annual Incentive Plan, the Company sets incentive compensation targets linked to specific measurable performance goals. Each measure is defined at three levels – threshold, target and maximum with each level relating to a pre-defined level of incentive payment with possible payments ranging from zero to the target to two-times target.

Performance against goals is reviewed regularly. At the end of the year, the Company compares actual results against each performance goal and computes the incentive compensation earned.

Medium and Long-Term Incentives

TransAlta continues to use a performance based share unit program to align the executives’ and selected senior employees’ long-term interests with those of its shareholders. In addition, for 2004 and beyond, the Company has implemented a second multi-year incentive plan to align executive and management with specific goals in the Company’s long-term strategy.

The Medium Term Incentive plan (“MTI”), which began effective January 1, 2004, is a three year cash plan that provides the potential for managers and executives to earn competitive levels of rewards based on achieving critical quantitative measures directly linked to the Company’s long-term strategy. The MTI performance cycle runs for three years at a time and is then replaced with a new three-year cycle.

For the 2004 to 2006 period, the Company has set Cash Flow Return on Investment (“CFROI”) and plant availability as the measures that best provide alignment with its strategy of operational excellence, prudent growth and financial stability.

At the end of the three-year period, the Company will compare actual results against each performance goal and compute the incentive compensation earned, with possible payments ranging from zero to the target to two-times target.

The Performance Share Ownership Plan (“PSOP”), in place since 1997, provides the potential for executives to earn competitive levels of rewards based on the three year total shareholder return (“TSR”) of the Company relative to the three year TSR of the companies comprising the Toronto Stock Exchange’s S&P/TSX Composite Index.

Within 120 days of the beginning of a three-year PSOP period, for each individual executive, the HRC determines the range of PSOP units to be awarded following the completion of the three-year determination period. The range is based on an assessment of the number of units required to meet the Company’s desired competitive level of long-term incentives.

The actual number of units earned is determined at the end of the each three-year PSOP period based upon the comparative performance of the Company’s TSR relative to the 25th, 50th and 75th percentile TSR among the members of the S&P/TSX Composite Index during the same period.

TSR performance at the 50th percentile results in earning the target level of units. Performance at or above the 75th percentile results in earning the maximum number of units. Performance below the 25th percentile may result in no units being earned. Performance at intermediate levels results in earned units based upon an interpolated value.

At the end of the third year, the actual performance and number of units earned is computed. The value of dividends during the three years, equal to dividends that would have been paid on common shares, is added to the number of units earned. The Company computes the total values, deducts any withholding taxes and uses the balance to issue shares from treasury or purchase shares in the open market, in the employee’s name, half of which are then released to the participant and half are held in trust for one additional year. The Company is unable to issue shares under this plan to employees resident outside Canada – they receive cash in lieu.

Subject to the provisions of the employment and change in control agreements described in “Change of Control Agreements”, should the participant voluntarily leave TransAlta at any point during the determination period, he or she forfeits the right to eligibility for any units covered during that period. However, they retain the right to shares already issued.

CEO Compensation and Evaluation

The base salary, annual incentives and long-term incentives for the CEO are reviewed by the HRC and recommended to the Board for approval.

The CEO’s base pay was set at $750,000 effective July 1, 2003, based on performance level and market data from external surveys of comparable roles within TransAlta’s comparative group of companies, and an annual incentive of $462,443 (66.3% of base pay earned in 2003) was paid, based on the Company’s earnings per share, cash flow, cost management performance and the HRC’s assessment of the CEO’s achievement of pre-defined critical strategic goals. As a result of the new Total Rewards Strategy, the CEO’s total reward package will include base pay as described above, a 2004 Annual Incentive opportunity, participation in the new MTI, and a PSOP grant.

As described above, the 2004 Annual Incentive opportunity will be directly tied to a combination of EPS and Cash Flow targets plus several critical quantitative and qualitative targets set by the HRC.

In addition, the CEO received a PSOP grant of 37,700 units for the period beginning January 1, 2004 and ending December 31, 2006. Under PSOP (as described above), excluding dividends paid for the three year period, this will result in a possible award of 18,850 common shares (pre-tax) for 25th percentile TSR performance, 37,700 common shares (pre-tax) for 50th percentile TSR performance and 75,400 common shares (pre-tax) for 75th percentile TSR performance.

Employee Stock Options and the Employee Share Purchase Plan

TransAlta believes that all employees have a measurable impact on its success and that employees’ interests should be aligned with shareholders’. In 2002, the Company granted 500 stock options to all full-time employees and 250 options to part-time employees, in each case for employees below the level of senior manager. No options were granted for the 2003 fiscal year. Officers have not received stock options since 1997.

In keeping with its belief in the value of employee share ownership, TransAlta provides a facility for employees to acquire shares through payroll deductions. Employees may purchase shares through the Employee Share Purchase Plan to a maximum of 30% of their base pay through an interest free loan. Loans are repayable over 36 months. Officers of the Company are no longer eligible to participate in this program, as a result of the Sarbanes-Oxley Act.

Executive Compensation

The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2003, 2002 and 2001 in respect of the President and CEO, and the four other most highly compensated executive officers (the “Named Executive Officers”).

Performance Share Ownership Plan

The following table sets forth information regarding PSOP units awarded to Named Executive Officers during the 2003 fiscal year and the two prior fiscal years. A description of the operation of the PSOP is provided under the heading “Long-Term Incentives” beginning on page 15.

Long-Term Incentive Plan Grants During the Most Recently Completed Financial Year

Name	Securities, Units or Other Rights (#) (1)	Performance Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities Price-Based Plans			
			Less than 25th Percentile (# of Units) (2)	25th Percentile (# of Units) (3)	50th Percentile (# of Units) (4)	75th Percentile or higher (# of Units) (5)
S.G. Snyder	0 – 75,400	1/1/03 to 31/12/05	-	18,850	37,700	75,400
	0 – 142,722	1/1/02 to 31/12/04	-	35,681	71,361	142,722
	0 – 82,000	1/1/01 to 31/12/03	-	20,500	41,000	82,000
I.A. Bourne	0 – 28,200	1/1/03 to 31/12/05	-	7,050	14,100	28,200
	0 – 42,121	1/1/02 to 31/12/04	-	10,530	21,061	42,121
	0 – 19,400	1/1/01 to 31/12/03	-	4,850	9,700	19,400
T.M. Rainwater	0 – 35,000	1/1/03 to 31/12/05	-	8,750	17,500	35,000
	-	1/1/02 to 31/12/04	-	-	-	-
	-	1/1/01 to 31/12/03	-	-	-	-
K.S. Stickland	0 – 22,600	1/1/03 to 31/12/05	-	5,650	11,300	22,600
	0 – 22,000	1/1/02 to 31/12/04	-	5,500	11,000	22,000
	0 – 24,600	1/1/01 to 31/12/03	-	6,150	12,300	24,600
R.M. Soeldner	0 – 32,000	1/1/03 to 31/12/05	-	8,000	16,000	32,000
	-	1/1/02 to 31/12/04	-	-	-	-
	-	1/1/01 to 31/12/03	-	-	-	-

Notes:

(1) Indicates the range of PSOP units that the Named Executive Officer is eligible to be awarded. In the event the percentile TSR (as defined below) is at the 75th percentile or greater, the Named Executive Officer receives the maximum number of PSOP units, if at the 50th percentile, one half of the maximum number of PSOP units, and at the 25th percentile, one quarter of the maximum number of PSOP units. If the percentile TSR is less than the 25th percentile, the named Executive Officer is not awarded any units except at the discretion of the HRC. An exact percentage of units granted is calculated based on exact TSR results. See "Long Term Incentives" on page 11 for information regarding the operation of the PSOP.

(2) Assumes the TSR result is less than the 25th percentile and the HRC does not exercise its discretion to issue any PSOP units.

(3) Assumes the TSR result is at the 25th percentile. Does not include dividends on these units.

(4) Assumes the TSR result is at the 50th percentile. Does not include dividends on these units.

(5) Assumes the TSR result is at the 75th percentile or greater. Does not include dividends on these units.

The number of accumulated common shares each individual currently has in trust to be released at a future date are shown in the following table:

				Value of Shares (2) $
	Period 4 Release Date: December 31, 2004	Period 5 Release Date: December 31, 2005	Total (1) #
Name

S.G. Snyder	30,968 (3)	12,935	43,903	813,523
I.A. Bourne	11,002 (3)	3,060	14,062	260,569
T.M.Rainwater	0	0	0	0
K.S. Stickland	0	3,880	3,880	71,896
R.M. Soeldner	0	0	0	0

Notes:

(1)	These numbers do not include dividends issued on these shares.
(2)	The value of the accumulated shares held in trust is calculated based on the closing price of the common shares on the Toronto Stock Exchange on December 31, 2003 ($18.53).
(3)	The Period 4 PSOP payouts were erroneously understated in last year’s Management Proxy Circular.

Stock Options

The following table sets forth information concerning exercises of stock options during the 2003 fiscal year by each of the Named Executive Officers and the number and value of unexercised options held by each of them at December 31, 2003. The Company discontinued issuing stock options to executives in 1997.

       (2)   None of the named Executive Officers held any options at December 31, 2003

Retirement Pension Plan

Members who joined the retirement pension plan (the “Pension Plan”) prior to July 1, 1998 had two options: a defined benefit and a defined contribution option. Employees joining after July 1, 1998 are required to participate in the defined contribution option. An exception has been made for a small number of senior executives hired from the U.S. who, in accordance with their terms of employment, have elected not to participate in the pension plans.

The Pension Plan is non-contributory and is based on the sum of annual base salary (see “Salary” column of the Summary Compensation Table on page 15) and the individual’s annual performance incentive payment (see “Bonus” column of that table).

The defined benefit pension benefits, payable for life with either a five-year guarantee or life-time survivor spousal benefits, depending on marital status at the time of retirement, are integrated with the Canada Pension Plan benefits and are based on the highest consecutive 60 months’ pensionable earnings in the last 10 years of employment (“Final

Average Earnings”). The basic monthly pension amount is 1.4 per cent for Final Average Earnings up to the Canada Pension Plan earnings base and two per cent for Final Average Earnings above the Canada Pension Plan earnings base, all multiplied by the total number of years in this option (“Credited Service”). However, the Income Tax Act (Canada) limits the annual pension amount payable under the Pension Plan to $1,722 per year of Credited Service.

The defined contribution pension benefits are based on contributions of 10 per cent of pensionable earnings. However, during 2003, pensionable earnings were capped under the Pension Plan at $130,000, resulting in a maximum annual contribution of $13,000 (see “All Other Compensation” column of the Summary Compensation Table).

To compensate Pension Plan participants who are affected by the Income Tax Act (Canada) limits on defined benefit pension benefits or by the Company-imposed limits on defined contribution pension benefits, the Company has adopted a supplemental pension plan (the “Supplemental Pension Plan”). The Supplemental Pension Plan provides a defined pension benefit for each year of Credited Service equal to two per cent of Final Average Earnings on pensionable earnings in excess of the above limits.

S.G. Snyder, and K.S. Stickland are participants in the defined contribution option. I.A. Bourne is a participant in the defined benefit option. T.M. Rainwater and R.M. Soeldner are not participants in any of the pension plans. Assuming that the Named Executive Officers remain in the employ of the Company until the normal retirement age of 65, such officers will have the following number of years of Credited Service: S.G. Snyder, 18; I.A. Bourne, 20; and K.S. Stickland, 26.

The table below shows the total annual pension payable at age 60 under the defined benefit option and the supplemental pension plan for each Named Executive Officer as of December 31, 2003. The supplemental pension plan applies to earnings in excess of the maximum contribution of $130,000 for those Named Executive Officers in the defined contribution option. Named Executive Officers in the defined benefit option are restricted by the limits under the Income Tax Act (Canada) described above.

Named Executive	Defined Benefit	Annual Supplemental	Total Estimated
Officer	Option	Pension	Annual Benefits

S.G. Snyder	N/A	$112,923	$112,923
I.A. Bourne (1)	$10,847	$94,947	$105,794
T.M. Rainwater (2)	N/A	N/A	N/A
K.S. Stickland (3)	N/A	$58,307	$58,307
R.M. Soeldner (2)	N/A	N/A	N/A

Notes:

(1)	I.A. Bourne earns two years of service for every one year of employment for the first five years of employment with TransAlta.
(2)	T.M. Rainwater and R.M. Soeldner have elected not to participate in the pension plans and instead receive a cash payment in lieu.
(3)	K.S. Stickland was granted eight years of credited services in the pension plans, when he joined TransAlta in 2001.

Indebtedness of Directors and Officers

At March 15, 2004, there is no indebtedness owing to the Company or any of its subsidiaries from any of the Company’s directors, nominees for election as directors, executive officers, senior officers or associates of such persons, except as indicated in the following table:

	Indebtedness of Officers under Securities Purchase Programs (1) (2)

Name and Principal Position	Largest amount outstanding during year ended 31.12.03 $	Amount outstanding as at 29.02.04 $	Financially assisted securities purchased during year ended 31.12.03	Security for indebtedness (3)

M.J. Waiand, Vice President	$55,658	$18,836	NIL	4,050
and Treasurer

R.J.D. Page, Vice President,	$39,844	$12,056	NIL	4,200
Sustainable Development

Notes:
(1)	The loans were for the purchase of TransAlta shares, were made between 2000 and 2002, and are repayable by payroll deductions, without interest.
(2)	Executives of the Company no longer participate in the Employee Share Purchase Plan, since the implementation of the U.S. Sarbanes-Oxley Act.
(3)	The security for indebtedness column shows the number of TransAlta shares which are held as security.

Change of Control Agreements

The Company has entered into an Executive Change of Control Agreement with each of the Named Executive Officers whereby in the event of a Change of Control the Executive shall have the right, for a period of 90 days following a Change of Control which was not initiated by the Board, to immediately terminate employment and receive the amounts provided for in the agreement. In the event of a Change of Control, which was initiated by the Board, the HRC will have discretion to determine if the Executive shall be granted rights under the agreement. Regardless of whether or not the Change of Control was initiated by the Board, and in the event of a constructive dismissal of the Executive by the Company, the Executive has the right, for a period of 12 months following a Change of Control, to terminate employment and receive the amounts provided for in the agreement.

The Executive Change of Control Agreement states that the Company shall pay to such Executive: (a) an amount equal to three times the annual salary (for this purpose annual salary is defined as base salary); plus (b) an amount equal to two times the annual performance incentive bonus; plus (c) an amount equal to 16 per cent of annual salary to compensate the Executive for the loss of employee benefits. If the Executive is entitled to a defined benefit pension under the pension plan, such Executive would receive normal pension benefits at retirement age, plus an additional cash amount payable as a retiring allowance equal to the difference between the pension benefits and the amount calculated if the Executive had two additional years of credited service under the pension plan at termination date. If the Executive participates in the defined contribution plan, such Executive would receive an additional cash amount payable as a retiring allowance equal to two years of additional contributions.

Under the agreement, such Executive would also be entitled to exercise immediately all stock options such Executive would be entitled to exercise within a period of 60 days following the date of termination. The Executive would also be entitled to receive as soon as reasonably possible after the date of termination, the PSOP compensation that the Executive would have received had the Executive remained employed with the Company to the end of the determination period and received the maximum number of units possible.

OTHER INFORMATION

Comparative Shareholder Return

This graph and table compare the return on the Company’s common shares for the period 1998 through 2003, assuming a $100 initial investment at December 31, 1998, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P TSX/Composite Index (formerly the TSE 300 Index).

	31-December-98	31-December-99	31-December-00	31-December-01	31-December-02	31-December-03

TransAlta	$100	$66	$108	$110	$91	$104

S&P/TSX Composite	$100	$132	$141	$124	$108	$137

Directors' and Officers' Insurance

The Company has purchased directors’ and officers’ liability insurance, which has an aggregate claim limit of US$100 million each policy year for all directors and officers of the Company and its subsidiaries. In 2003, the annual cost of this coverage was approximately US$530,773 and was paid by the Company. There is no deductible with respect to claims against insured persons. The Company is also insured and a deductible amount of approximately US$2 million is applicable with respect to losses subject to corporate reimbursement.

Reports of Committees of the Board

Report of the Audit and Environment Committee

Consisting of six independent directors, the AE Committee has oversight responsibility for, among others, the Company’s financial reporting processes and the quality of its financial reporting.

In 2002, the AE Committee revised its Charter. Further minor revisions to the Charter were approved in January 2004. As a part of its work, the AE Committee considered new Canadian and U.S. requirements for audit committees and emerging best practices. A copy of the AE Committee’s Charter was attached as an Appendix to the 2003 Management Proxy Circular. It is also an Appendix to the March 31, 2004 Annual Information Form, available on SEDAR at www.sedar.com and is contained on TransAlta’s website at www.transalta.com.

In fulfilling its mandate in 2003, the AE Committee has:

Financial Reporting:

  reviewed with management and the external auditors prior to publication, the annual consolidated financial statements, notes thereto and Management Discussion and Analysis (“MD&A”), the interim financial statements and MD&A, the Annual Information Form and this Management Proxy Circular. This review included a discussion with the external auditors about matters required to be disclosed under generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada and the United States, including the auditors’ independence;
  approved the implementation of new accounting policies; and
  received the written disclosures from the external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States.

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company certify certain information set forth in the consolidated financial statements and related disclosure materials, as required by the Sarbanes-Oxley Act.

Based on this information, the AE Committee recommended to the Board of Directors that the audited financial statements, notes thereto and MD&A be included in the Annual Report to Shareholders.

External Auditors:

  reviewed the performance and qualifications of the external auditors and recommended reappointment for shareholders’ approval;
  reviewed the independence of the external auditors, based on the auditors’ disclosure of its relationships with the Company and its compensation, and determined the auditors were independent;
  approved the fees payable to the external auditors;
  reviewed the overall scope and plans of the annual audit with the external auditors and management; and
  met privately with the representatives of the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues which the external auditors wished to raise with the AE Committee.

Internal Auditor:

  reviewed the mandate, independence, qualifications, resources and annual work plan of the internal audit department;
  reviewed the results of audits performed; and
  met privately with the Director, Internal Audit.

Risk Management, Regulatory Compliance and Other:

  reviewed and approved services to be provided by the external auditors, including the use of other accounting and tax advisors to conduct work not performed by the external auditors;
  ensured that a risk management process is fully operational and that the CFO provides regular reports;
  reviewed management reports demonstrating compliance with risk management policies;
  reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s risk management practices, as well as management responses;
  reviewed the Company’s legal and regulatory compliance with the Executive Vice-President, Legal and other officers, including correspondence from regulators;
  reviewed the financial performance of the Company’s pension plans;
  reviewed the results of the procedure established in 2002 for the receipt of complaints regarding accounting or auditing matters, whereby issues may be submitted confidentially to the AE Committee; and
  reviewed compliance with the Code of Conduct, as well as the additional Financial Code of Ethics applicable to the senior financial management group of the Company.

Environmental, Health and Safety (“EH&S”) Matters:

  reviewed with management whether EH&S policies were being effectively implemented; and
  reviewed the effectiveness of TransAlta’s response to EH&S issues.

The AE Committee met regularly with the External Auditors, the Director, Internal Audit, the CFO, the Vice-President and Comptroller, the Vice-President and Treasurer, the Executive Vice-President, Legal and other members of management. The AE Committee also met in-camera, without management present, at the conclusion of each meeting.

The AE Committee also reviewed its mandate and performance. The AE Committee is satisfied with the appropriateness of its mandate and is satisfied that it met the terms of its Charter in 2003.

Signed,

John S. Lane (Chair)

William D. Anderson

 Stanley J. Bright

 Timothy W. Faithfull

 John T. Ferguson

Luis Vazquez Senties

Report of the Nominating and Corporate Governance Committee

Consisting of five independent directors, the mandate of the NCGC is to identify and recommend individuals to the Board for nomination as members of the Board and its committees and to develop and recommend to the Board a set of corporate governance principals applicable to the Company.

The Charter of the NCGC was extensively revised in 2002 and was attached as an Appendix to the 2003 Management Proxy Circular. It is also available on TransAlta’s website at www.transalta.com.

In fulfilling its mandate in 2003, the NCGC has:

  reviewed the size and composition of the Board to ensure that the current Board membership had the diversity of experience and was of an adequate size to provide for effective decision-making and staffing of Board committees;
  recommended to the Board that three new directors be appointed, Timothy W. Faithfull, C. Kent Jespersen and Michael M. Kanovsky, as a result of the resignation of Dr. Roderick Deane, due to his additional commitments in New Zealand and difficulties in traveling to Board meetings and also as a result of the impending retirements of several directors in 2005 and 2006.
  recommended to the Board the nominees to stand for election as directors at the Annual Meeting on April 30, 2004;
  ensured the appropriate structure, composition and Charter of each Board committee;
  through interviews and questionnaires, conducted an evaluation of the effectiveness of the Board and its committees;
  reviewed the compensation paid to directors to ensure that it was competitive and aligned the interests of directors with those of shareholders;
  satisfied itself that a comprehensive education program was in place for all directors;
  reviewed and revised the Board’s governance guidelines, which were then approved by the Board. The revised governance guidelines are available on the Company’s website at www.transalta.com; and
  through personal interviews by the Chair of the NCGC with each director, conducted an assessment of the performance of the Chair of the Board, and began a planning process for the succession of the Chair of the Board, since the current Chair’s term will be ending in 2005.

The NCGC also met in-camera, without management present, at the conclusion of each meeting.

The NCGC also reviewed its mandate and performance and is satisfied that it met the terms of its Charter in 2003. Through the NCGC, the Board constantly reviews, evaluates and modifies its governance to ensure that it is of a high standard. The Board is satisfied that the Company’s comprehensive governance program is consistent with the guidelines adopted or proposed by the Toronto Stock Exchange, the Ontario Securities Commission, the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act and the New York Stock Exchange. A detailed comparison of the Company’s governance practices with the guidelines of the Toronto Stock Exchange may be found in Appendix 2 on page 30.

Signed

Donna Soble Kaufman (Chair) Jack C. Donald John T. Ferguson Gordon D. Giffin John S. Lane

Report of the Human Resources Committee

Consisting of five independent directors, the HRC oversees the Company’s executive compensation program.

The Charter of the HRC was also extensively revised in 2002. It is available on TransAlta’s website at www.transalta.com.

In fulfilling its mandate in 2003, the HRC has:

  reviewed the performance of the CEO for 2002 and recommended to the Board his annual incentive compensation, grants under PSOP and salary for 2003;
  determined the performance measures and payout targets for the CEO’s 2003 compensation;
  reviewed the calculation of 2002 incentive compensation payments for officers and employees and recommended those amounts to the Board for payment in early 2003;
  reviewed and recommended PSOP awards for officers and employees for the period ending December 31, 2002;
  reviewed and recommended 2003 PSOP grants for officers and employees;
  reviewed and approved the 2003 annual incentive compensation performance measures and target payout levels for officers and employees;
  reviewed an audit of executive compensation, and compensation plans generally, as well as the design of the pension plans as an element thereof;
  reviewed existing comparator groups and the competitive position of financial rewards including base pay, annual incentives and long-term incentives;
  determined that the existing comparator groups for compensation purposes should be re-aligned with the Company’s labour markets for officers and employees in the various geographic regions in which the Company operates;
  designed new comparator groups that more closely match the Company’s labour markets;
  developed a new Total Rewards strategy that links all forms of financial and non-financial rewards to the pay levels among employers in the new comparator groups and to the Company’s annual and long term performance goals;
  designed a new Medium Term Incentive Program (“MTI”) to create a reward link to executing TransAlta’s business strategy (see the description of MTI on page 15);
  re-aligned the target level and mix of compensation elements (base pay, annual incentive, MTI, Performance Share Ownership Plan (“PSOP”), and stock options) to be competitive with the 50th percentile of pay levels within the comparator groups;
  reviewed and recommended appointment of officers;
  reviewed pension governance from an HR perspective;
  reviewed the succession planning process, with particular focus on senior management and the CEO;
  reviewed and approved the 2004 salary planning guidelines; and
  reviewed and approved 2004 PSOP grant guidelines for employees below officer level.

The HRC also reviewed its mandate and performance. The HRC also reviewed and approved the portions of this Circular under “Executive Compensation Strategy”, from page 14 to page 21, which disclosure forms part of this Report. The HRC is satisfied with the appropriateness of its mandate and that it met the terms of its Charter in 2003.

Signed,

Stanley J. Bright (Chair) Jack C. Donald John T. Ferguson Louis D. Hyndman Donna Soble Kaufman

Corporate Governance

TransAlta Corporation and Corporate Governance

The Toronto Stock Exchange has adopted a set of guidelines for effective corporate governance that requires a listed corporation to disclose annually its approach to corporate governance, with a specific reference to each guideline.

A complete description of the Company’s approach to corporate governance, with a specific reference to each guideline is set out in the “Statement of Corporate Governance Practices” attached as Appendix 2 to this Management Proxy Circular. This disclosure statement has been approved by the Nominating and Corporate Governance Committee and by the Board of Directors.

Additional Information

Additional information regarding the business of the Company is contained in the Company's annual information form for 2003, and documents incorporated by reference therein. Additional financial information regarding the Company is provided in the Company's comparative consolidated financial statements for the year ended December 31, 2003. Copies of these documents, the Company's annual information form for the fiscal year ended December 31, 2003 (when it becomes available) and documents incorporated by reference therein (when they become available), any interim financial statements for periods subsequent to December 31, 2003 and additional copies of this Management Proxy Circular may be obtained upon request from the Director, Investor Relations, TransAlta Corporation at 110 – 12th Avenue S.W., Box 1900, Station M, Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail investor_relations@transalta.com. Corporate information is also available on TransAlta Corporation’s internet web site: www.transalta.com.

2005 Annual Meeting of Shareholders - Shareholder Proposals

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the Management Proxy Circular for the 2005 annual meeting of holders of common shares of TransAlta (expected to be held in late April or early May 2005) must be received by the Corporate Secretary on or before December 15, 2004. No shareholder proposals were received for inclusion in this Management Proxy Circular.

Directors' Approval

The contents of this proxy circular and the sending thereof to each shareholder whose proxy is solicited, and to Ernst & Young LLP has been approved by the Board of Directors of TransAlta.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

S.G. Snyder   President and Chief Executive Officer                  I.A. BourneExecutive Vice-President and Chief Financial Officer

Calgary, Alberta March 15, 2004

Alison T. Love Corporate Secretary

APPENDIX 1 - Shareholder Rights Plan Resolution

BE IT RESOLVED THAT

1.        The Shareholder Rights Plan of the Company be continued and the Shareholder Rights Plan Agreement (the “Rights Plan Agreement”) dated as of October 13, 1992, and amended and restated as of April 30, 2004, between TransAlta Corporation and CIBC Mellon Trust Company, be and it is hereby ratified, confirmed and approved.

2.           The making on or prior to April 30, 2004, of any revisions to the Rights Plan Agreement as may be required by any stock exchange or by professional commentators on shareholder rights plans to conform the Rights Plan Agreement to versions of shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a director, is hereby approved.

3.        The Rights Plan Agreement, as the same may be amended in accordance with paragraph 2 above, be and it is hereby ratified, confirmed and approved.

4.        Any director or officer of TransAlta Corporation, be and is hereby authorized, for and on behalf of TransAlta Corporation, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

APPENDIX 2 - Statement of Corporate Governance Practices

The Toronto Stock Exchange (“TSX”), upon which TransAlta’s common shares are listed, requires every listed company to disclose, on an annual basis, its approach to corporate governance. TransAlta is also subject to corporate governance requirements, including disclosure requirements, imposed or proposed to be imposed by Canadian securities regulators, the New York Stock Exchange (“NYSE”) and the U.S. Securities and Exchange Commission, under the United States Sarbanes- Oxley Act (“SOX”). The TSX corporate governance guidelines and the existing and proposed corporate governance requirements of Canadian securities regulators are referred to as “Canadian governance rules” and those of the NYSE and SOX are referred to as “U.S. governance rules”.

The following describes TransAlta’s approach to corporate governance, compared with the TSX corporate governance guidelines, and, as appropriate, other Canadian and U.S. governance rules. The Board believes that TransAlta is in full compliance with all existing or proposed Canadian and U.S. governance rules.

Guideline 1	Board of Directors should explicitly assume responsibility for the stewardship of the company
Does TransAlta align? Comments:	Yes

 The Board has plenary power from shareholders to manage, or supervise the management of, the business and affairs of the company. The Board is responsible for overall stewardship and, in discharging that responsibility, reviews, approves and provides guidance with respect to the strategic planning process. The Board has delegated to the President and CEO and senior management the responsibility for the day to day management of the business of the Company. In addition to those matters which must, pursuant to applicable laws and the Company’s by-laws, be approved by the Board, the Board has specified limits to management’s authorities, as recommended in the Guidelines, and retains responsibility for significant matters such as acquisitions and divestitures, major capital expenditures and debt and equity financing transactions. TransAlta’s Code of Conduct, Governance Guidelines and the charters of the board’s committees can be found on the website at www.transalta.com.

Guideline 1 a	Board of Directors should specifically assume responsibility for the adoption of a strategic planning process
Does TransAlta align? Comments:	Yes

 The Board believes that management is primarily responsible for development of TransAlta’s corporate strategy. Strategic planning is a continuous process, and it is the role of the Board to review, question, validate and approve material changes in the strategy. The Board believes that strategy development is an interactive process between management and the Board. The Board meets on an annual basis for a comprehensive, two-day strategic planning session at which time it reviews and approves the strategic plans of TransAlta. Throughout the year, the directors also receive updates on the strategic plans at regular Board meetings and from the CEO’s weekly and other communications to them.

Guideline 1 b	Board of Directors should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems
Does TransAlta align? Comments:	Yes

The Board is responsible for understanding the principal risks associated with TransAlta’s business on an ongoing basis and it is the responsibility of management to ensure that the Board and its committees are kept well informed of these changing risks on a timely basis. The Audit and Environment Committee (“AE Committee”) of the Board reviews and reports to the Board on financial risks inherent in the business and related risk management programs, as well as compliance with environmental health and safety regulations affecting the Company.

Guideline 1 c	Board of Directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management
Does TransAlta align? Comments:	Yes

  The Board believes that succession planning and management development are key to the ongoing process that contributes substantially to the success of TransAlta. The CEO provides a detailed report to the Human Resources Committee (“HRC”) and a summary presentation to the Board on these matters on an annual basis. At least once a year, the HRC reviews and reports to the Board on existing management resources and plans, including recruitment and training programs, for ensuring that qualified personnel will be available for succession to executive officer positions in TransAlta.

The HRC conducts an annual review and assessment of the performance of the CEO and the senior executive officers of TransAlta..

Guideline 1 d	Board of Directors should specifically assume responsibility for a communications policy
Does TransAlta align? Comments:	Yes

The Board has approved TransAlta’s Disclosure Policy covering timely dissemination of all material information. TransAlta communicates with its shareholders and other stakeholders through a variety of means, including its annual report, quarterly reports, annual information form, news releases, the web site, briefing sessions and group meetings.

Guideline 1 e	Board of Directors should specifically assume responsibility for the integrity of internal control and management information systems
Does TransAlta align? Comments:	Yes

The AE Committee requires management to implement and maintain appropriate systems of internal control and meets quarterly with the internal and external auditors and management to assess the adequacy and effectiveness of these systems of internal control. As required by SOX, the CEO and CFO provide certificates relating to the contents of the reports filed with the U.S. Securities and Exchange Commission and have evaluated and reported on the effectiveness of the Company’s controls and procedures in those certificates.

Guideline 2	Majority of directors should be “unrelated” (independent from management and free from conflicts of interest)
Does TransAlta align? Comments:	Yes

The Nominating and Corporate Governance Committee (“NCGC”) annually reviews the existence of any relationships between each director and TransAlta in order to ensure that the majority of directors are independent and unrelated to TransAlta and, where any relationships exist, the director is acting appropriately.

The Board reviewed this information, discussed the relationships which had been disclosed by directors and determined in January 2004, that if the proposed directors are elected to the Board, only one (the CEO) out of 13 directors will be related to TransAlta. All of the other proposed directors are “unrelated” and “independent” as those terms are defined under Canadian and U.S. governance rules.

Guideline 3	Disclose for each director whether he or she is unrelated, and how that conclusion was reached
Does TransAlta align? Comments:	Yes

 Steve Snyder, President and CEO of TransAlta, is a “related” director and is not independent. In the case of all of the other directors proposed for election, based on information provided by the directors as to their individual circumstances, the Board has determined that under Canadian and U.S. governance rules, only Mr. Snyder is “related” or not “independent” and that, in the case of the remaining 12 nominees, each of them is “unrelated” or “independent”, as they are independent of management, none of them has received remuneration from TransAlta in excess of directors’ retainers or fees, and none of them has a material relationship with TransAlta (either directly or as a partner, shareholder or officer of an organization that has a relationship with TransAlta, other than as a director or as a committee member ). More information about each of the directors, including their other directorships, may be found on pages 4 and 5 of this circular.

Guideline 4	Appoint a committee of outside directors responsible for appointment of new nominees and ongoing assessment of directors
Does TransAlta align? Comments:	Yes

The NCGC annually reviews the criteria applicable to candidates to be considered for nomination to the Board. The objective of this review is to ensure that the composition of the Board provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of TransAlta.

The NCGC makes recommendations to the Board and the Board is responsible for identifying suitable candidates to be recommended for election to the Board by the shareholders.

The NCGC, together with the Chair, annually assesses the performance of individual directors. The Chair of the NCGC, after meeting with each member of the Board individually, annually assesses the performance of the Chair of the Board.

The NCGC charter was attached as an Appendix to the 2003 Management Proxy Circular. It is available on TransAlta’s website at www.transalta.com.

Guideline 5	Implement a committee process for assessing the effectiveness of the Board of Directors, its committees and the contribution of individual directors
Does TransAlta align? Comments:	Yes

The NCGC undertakes an annual assessment of the overall performance of the Board and its individual members and reports its findings to the Board. A questionnaire is used as one part of this process.

The assessment examines the effectiveness of the Board as a whole and specifically reviews areas that the Board and/or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities.

The NCGC also makes recommendations annually relative to the composition of the various committees of the Board.

On an annual basis, director peer reviews are performed in the context of discussions between individual directors and the Chair of the Board.

Guideline 6	Provide orientation and education programs for new recruits to the Board of Directors
Does TransAlta align? Comments:	Yes

  New directors are provided with an orientation and education program that includes a director’s manual, written information about the duties and obligations of TransAlta directors, the business and operations of TransAlta, documents from recent Board and committee meetings, and opportunities for meeting and discussion with senior management and other directors. The details of the orientation of each new director are tailored to each director’s individual needs and areas of interest. On an ongoing basis, directors receive tutorials and updates on developments in the industry, political and economic developments in the geographical areas in which the Company is active and communications from the CEO to employees.

Guideline 7	Examine size and undertake a program to establish a board size which facilitates effective decision making
Does TransAlta align? Comments:	Yes

 The NCGC annually reviews the size of the Board, recommends changes in the size of the Board where appropriate and recommends nominees for election as directors and for membership on Board committees. It is the view of the Board that 12 to 14 directors is sufficient to provide diversity of expertise and opinions, efficient meetings and decision-making and to permit effective committee organization.

Guideline 8	Review adequacy and form of compensation of directors to ensure compensation reflects risks and responsibilities
Does TransAlta align? Comments:	Yes

The NCGC reviews the compensation of the directors annually. The director’s retainer is paid in common shares or deferred share units at the individual director’s election and the Board has share ownership guidelines for directors. See page 12 of this Circular for additional information about the compensation paid to the directors in 2003.

Guideline 9	Committees should generally be composed of outside directors, the majority of whom are unrelated
Does TransAlta align? Comments:	Yes

 The NCGC, the HRC and the AE Committee are all composed entirely of “unrelated” and “independent” directors under the Canadian and U.S. governance rules. Each of the Committees has provided a report to shareholders, contained in this Circular and beginning on page 23.

Guideline 10	Appoint a committee responsible for developing an approach to corporate governance issues
Does TransAlta align? Comments:	Yes

 The Charter of the NCGC includes the responsibility to develop and recommend to the Board a set of corporate governance principles applicable to TransAlta. The NCGC and the Board have reviewed TransAlta’s response to the TSX guidelines.

Guideline 11 a	Define limits to management’s responsibilities by developing position description for:
Does TransAlta align? Comments:	(i) the Board of Directors Yes
Does TransAlta align? Comments:

The Board has plenary power. Any responsibility not delegated to senior management or a committee of the Board remains with the Board. However, the Board has adopted its own guidelines that were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management. These guidelines are available on TransAlta’s website at www.transalta.com.

 (ii) the CEO Does TransAlta align? Yes

Yes

The Board has approved a position description for the CEO, as well as a position description for the Chair. The HRC and then the Board annually approve the corporate objectives that the CEO is responsible for meeting and assesses the CEO against those objectives.

Guideline 11 b	Board of Directors should approve or develop corporate objectives that the CEO is responsible for meeting
Does TransAlta align? Comments:	Yes

 The HRC conducts an annual review of the performance of the CEO against objectives agreed upon by the Committee and the CEO. The Chair and the Chair of the HRC communicate this performance evaluation to the CEO. The evaluation is used by the HRC in its deliberations concerning the CEO’s annual compensation. The evaluation of performance against corporate objectives forms part of the determination of the entire compensation of all employees.

Guideline 12	Establish procedures to enable the Board of Directors to function independently of management
Does TransAlta align? Comments:	Yes

The Board has separated the positions of Chair of the Board and CEO. The Chair of the Board, J.T. Ferguson, is chosen by the full Board and is an unrelated and independent director under Canadian and U.S. standards. In the absence of the Chair, the Chair of the NCGC acts in this capacity.

At every Board or Committee meeting, members of the Board or Committee meet formally without management in attendance to discuss any matter that any member may wish to bring to the attention of other non-management directors.

Guideline 13	Establish an audit committee composed only of outside directors with specifically defined roles and responsibilities
Does TransAlta align? Comments:	Yes

 All of the members of the AE Committee are unrelated to, and independent of TransAlta under Canadian and U.S. governance rules. The NCGC requested information from each of the members of the AE Committee to assess their qualifications as financially literate under Canadian governance rules and financial experts under U.S. governance rules. The Board reviewed this information and determined in January 2004 that each of the members of the AE

Committee is financially literate and that Messrs. William D. Anderson and John T. Ferguson are financial experts.

The charter of the AE Committee was attached as an Appendix to the 2003 Management Proxy Circular and specifically defines its roles and responsibilities. It is available on TransAlta’s website at www.transalta.com. The report of the AE Committee to shareholders is contained on page 23 of this Circular.

Guideline 14	Implement a system to enable individual directors to engage outside advisors at the corporation’s expense
Does TransAlta align? Comments:	Yes

   The Board has determined that any director who wishes to engage an outside advisor on matters relating to their responsibilities as a director may do so, at the expense of TransAlta, after obtaining the authorization of the NCGC.

TransAlta

TransAlta Corporation

THIS IS YOUR PROXY - DO NOT DESTROY – THIS IS AN IMPORTANT DOCUMENT

The undersigned hereby appoints **John T. Ferguson, Chair of the Board**, or failing him, **Stephen G. Snyder, President and Chief Executive Officer**, or instead of the foregoing persons,

____

as proxyholder of the undersigned with full power of substitution, to vote and otherwise act for and on behalf of the undersigned as directed below, and in respect of any amendments to the matters identified below, and all other matters that may properly come before the **Annual and Special Meeting** (the "Meeting") of shareholders of TransAlta Corporation (the "Corporation") to be held on Friday, April 30, 2004 at 11:00 a.m. (local time) at the Safari Lodge Canada Room, 1300 Zoo Road N.E., Calgary, Alberta, T2E 7V6 and at any continuation after an adjournment thereof.

Items on which shareholder's action is required:

1. Election of Directors — For ❑ Withhold ❑

01	W.D. Anderson	08	C.K. Jespersen
02	S.J. Bright	09	M.M. Kanovsky
03	J.C. Donald	10	D.S. Kaufman
04	T.W. Faithfull	11	J.S. Lane
05	J.T. Ferguson, F.C.A.	12	L. Vazquez Senties
06	G.D. Giffin	13	S.G. Snyder
07	L.D. Hyndman, O.C., Q.C.		

Voting Instructions

- If you support all of the nominees, please mark the above "For" box;
- ***OR*** if you wish to support only certain nominees, mark the above "For" box ***and*** strike out the name(s) of those nominee(s) you wish to withhold your authority to vote on;
- ***OR*** if you wish to withhold the authority to vote for all of the nominees, mark the above "Withhold" box.

2. Appointment of Ernst & Young LLP as Auditors — For ❑ Withhold ❑

3. Amendments to, continuation and ratification of Shareholder Rights Plan — For ❑ Against ❑

This proxy is solicited by and on behalf of the management of the Corporation. The shareholder has the right to appoint a person (who need not be a shareholder) other than those stated, as his or her nominee to attend and act at the Meeting, or at any adjournment thereof, and may exercise such right by striking out the names of the specified persons and inserting the name of such person in the blank space on this proxy form or by completing and submitting another appropriate form of proxy. The form of proxy must be deposited with the Corporation's Transfer Agent not less than 24 hours prior to the time fixed for holding the Meeting.

The shares represented by this proxy will be voted for, against or withheld from voting on any ballot that may be called for and will be voted as directed by each shareholder. If no choice is specified the shares will be voted (i) in favour of the election of each of the persons proposed to be nominated as directors; (ii) in favour of the appointment of Ernst & Young LLP as auditors of the Corporation; and (iii) in favour of the amendments to, continuation and ratification of the Shareholder Rights Plan. Execution of this proxy is deemed to confer on the proxyholder discretionary authority to vote as he feels fit in respect of each matter set forth if no choice is specified and to act in respect of any amendments or other matters that may properly come before the Meeting.

This proxy must be signed and dated by the shareholder or by his or her attorney authorized in writing or, in the case of a corporation, the proxy shall be under its corporate seal attested by the hands of its proper officers, or under the hand of an officer or attorney duly authorized. If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), all persons must sign the proxy and all executors, administrators, trustees, corporate officers, etc. must indicate the capacity in which they sign. If the proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

The undersigned hereby revokes any proxy previously given with respect to the Meeting. The shares represented by this proxy will be voted on any ballot that may be called for and, where the shareholder has specified a choice with respect to the matters herein, will be voted as directed herein, or if no direction is given with respect to any matter, will be voted in favour of the resolution with respect to such matter.

[The undersigned confirms the express wish that this document and the related documents including the Notice of Meeting and the Management Proxy Circular, be in English only. Le soussigne confirme sa volonté expresse que ce document et les documents se rattachant à la présente, y compris la circulaire d'information, soient rédigés en anglais seulement.]

Shareholder's Signature

_______________________________ Date_______________________, 2004.

If you have any questions, please call toll free 1-800-387-0825 in Canada or the U.S. or (416) 643-5500 outside North America.

VOTING OPTIONS AND INSTRUCTIONS

Other options available to convey your voting instructions are further described in the Management Proxy Circular for:

(1) telephone voting; or

(2) internet voting

VOTE BY MAIL:

1. In order to vote by mail, this proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by a duly authorized person. If the shares are registered in the name of more than one owner (e.g. joint ownership, executors, trustees, etc.), all persons should sign.

2. Proxies not dated in the space provided will be deemed to bear the date on which they were mailed by the shareholder.

3. The name of the shareholder must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may sign.

4. If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the shareholder must be attached to the proxy.

5. A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by the Corporation's Transfer Agent by mail or delivery to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 12005, Station Brm. B, Toronto, Ontario, M7Y 2K5 not less than 24 hours prior to the time fixed for the holding of the Meeting (or any adjournment thereof).

6. For further information, see the Management Proxy Circular.

VOTE BY PHONE:

In order to vote by phone, use any touch-tone phone to transmit your voting instructions. Phone toll-free 1-877-290-3210 (English and French) and follow the instructions the Vote Voice provides you. Have this Proxy Form in hand when you call. You will be prompted to enter your 13 digit Control Number which is located on the bottom left hand side of this form. The control number is your personal security code and will be used to authenticate your voting instructions.

VOTE BY INTERNET: www.proxyvoting.com/transalta

In order to vote by internet, use the Internet to transmit your voting instructions and for electronic delivery of information. Have this form in hand when you access the website. You will be prompted to enter your 13 digit Control Number.

IMPORTANT NOTICE TO SHAREHOLDERS:

Canadian income tax legislation requires that holders of common shares of TransAlta Corporation provide their Social Insurance Number (SIN) to the person (the issuing company, trustee or agent) who prepares tax information slips on your behalf. If you have not yet provided your SIN, please provide it on this proxy.

Note: This requirement only applies to individuals residing in Canada and Canadian citizens residing outside of Canada.

☐☐☐ ▪ ☐☐☐ ▪ ☐☐☐

SIN (Canada)

↓ Your Control Number ↓

If you have any questions, please call toll free 1-800-387-0825 in Canada or the U.S. or (416) 643-5500 outside North America.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

(Registrant)

By: /s/ Alison T. Love

(Signature)

Alison T. Love, Corporate Secretary

Date: March 31, 2004